Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Plan Administrator of The Macerich Property Management Company Profit Sharing Plan and Trust

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-69995) of The Macerich Company of our report dated May 12, 2006, with respect to the statements of net assets available for benefits of The Macerich Property Management Company Profit Sharing Plan and Trust as of December 31, 2005, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of The Macerich Property Management Company Profit Sharing Plan and Trust.

/s/ Windes & McClaughry, Accountancy Corporation

Long Beach, California
June 26, 2006